SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March 2015

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐   No   ☒

Press Release  |  Lisbon  |  31 March 2015

PORTUGAL TELECOM INFORMS ON THE CONCLUSION OF THE NEGOTIATIONS ABOUT OI

The Board of Directors of Portugal Telecom SGPS, S.A. (“PT SGPS”) informs that it has reached a conclusion in the negotiations with the other relevant shareholders of Oi S.A. (“Oi”) in order to execute a new agreement between the parties concerning the model of the corporate and management structure of Oi.

Due to the impossibility to implement the listing of CorpCo on the Novo Mercado segment of BM&FBovespa (“Novo Mercado”) until March 31st, 2015, it was essential to execute a new agreement, through which, an anticipation of the main benefits disclosed to the shareholders in the moment of the capital increase of Oi, held in May 5th, 2014 is allowed (“Capital Increase”), nevertheless, without failing to endeavor their best efforts to the listing on the Novo Mercado. Therefore, the parties agreed on a new model of corporate and management structure of Oi (“New Structure”), which apart from the benefits and purposes previously disclosed, has the following features:

1.              All the corporate and management transformation is going to be held in Oi, eliminating the need to create CorpCo.

2.              Approval of the new By-Laws of Oi, as well as to execute a provisory voting agreement of the shareholders, which shall be in effect until the execution of the New Structure, which will allow:

• the execution of a voluntary conversion program of preferred shares into common shares issued by Oi, in the ratio of 0,9211 common share to each preferred share, subject to the consent of at least 2/3 of the preferred shares, in order to provide to all shareholders the right to vote and maximize the possibility of the existence of a single class of shares;

• the execution the principle of 1 share 1 vote. Nevertheless, in order to preserve the balance between the shareholders and the dispersion of shareholding control whished for in the moment of the Capital Increase, a limitation of the voting rights in 15%, applicable to all the shareholders of Oi, was agreed on and included in the By-Laws of Oi. This limitation shall

Portugal Telecom, SGPS SA Avenida Fontes Pereira de Melo, 40 1069-300 Lisboa Portugal	Public company Share capital Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. 503 215 058	Portugal Telecom is listed on the Euronext and New York Stock Exchange. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.	Luis Sousa de Macedo Investor Relations Director pt-ir@telecom.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800

www.ptsgps.pt

cease to exist upon the verification of certain events, specifically in case of a capital increase, an operation of corporate restructuring or tender offer, in any case resulting in a reduction on the present shareholding position (or acquisition of shares, as the case may be) higher than 50%;

• to boost the improvement in liquidity, extinguishing being subject to a lock-up from any shareholder;

• the appointment of a new Board of Directors of Oi, with significant participation of independent members, in which the previous parity in CorpCo between the representatives of PT SGPS and of the Brazilian shareholders will remain in force;

• the extinction of Telemar Participações due to its merger into Oi, which will assert the end of the shareholders’ agreements, ensuring the dispersion of shareholding control of Oi;

• the possibility to use the financial synergy, through the merger of the controlling companies of Oi, directly and indirectly, and

• the New Structure shall be executed as quickly as possible, and before October, 2015.

Thus, Oi will anticipate a new model of management which will involve the main features of the Novo Mercado.

3.              All these significant changes shall be submitted to the approval of the shareholders’ meeting of Oi and will be executed as soon as possible after the approval of the Brazilian telecom regulator (ANATEL).

4.              An amendment of the Share Purchase Option Agreement (“Amendment”), executed on September 8th, 2014 (“SPOA”), as previously disclosed, has been executed and will allow PT SGPS to give liquidity to its option to purchase shares of Oi (“Option”), through its placement in capital market, provided that Oi has the right of first refusal of the Option in case PT SGPS decides to dispose the Option to third parties. The Amendment is subject to the approval of the shareholders’ meeting of Oi and, if applicable, to the approval of the Brazilian securities and exchange commission (CVM), Oi is committed to call the shareholders’ meeting to deliberate upon the Amendment and the relevant shareholders of Oi are committed to vote in favor of the approval of the Amendment.

Due to de execution of the transfer of common and preferred shares issued by Oi and the securities issued by Rio Forte Investments S.A. between PT SGPS and Portugal Telecom International Finance BV (“Transfer of Shares”), the SPOA is now on full force.

It is acknowledged by PT SGPS that the agreed measures recognize PT SGPS as a relevant shareholder of the new Oi, with the creation of conditions to execute and anticipate the benefits disclosed on the Capital Increase of Oi, while the purpose of the listing on the Novo Mercado remains.

It is important to emphasize that a new Oi starts in March 31st, 2015, and that PT SGPS, jointly with the other relevant shareholders which result from the New Structure, remains committed to ensuring that Oi is successful in its restructuring process and participates actively in the process of consolidation of the Brazilian telecom market.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 31, 2015

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Luis Sousa de Macedo
Luis Sousa de Macedo Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.